UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38876

ATIF Holdings Limited

(Translation of registrant’s name into English)

420 Goddard

Irvine, CA

308-888-8888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Change of Chief Financial Officer and Resignation of Director

Resignation of Shibin Yu as Chief Financial Officer and Director

On July 14, 2026, Mr. Shibin Yu, the Chief Financial Officer (the “CFO”), and a member of the Board of Directors (the “Board”) of the Company, notified the Company of his resignation from his positions as CFO and director, effective on July 14, 2026. Mr. Yu’s resignation was due to personal reasons and not a result of any disagreement with the Company on any matter relating to its accounting, operations, policies or practices.

Appointment of Dr. Kamran Khan as Interim Chief Financial Officer

Effective July 14, 2026, the Board appointed Dr. Kamran Khan, the current Chief Executive Officer (the “CEO”) and Chairman of the Board, to serve as the interim CFO of the Company to fill the vacancy created by the resignation of Mr. Yu while the Board conducts a search for a permanent CFO. Mr. Khan will continue to serve as the Company’s CEO and Chairman of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 15, 2026	ATIF Holdings Limited

	By:	/s/ Dr. Kamran Khan
	Name:	Dr. Kamran Khan
	Title:	Chief Executive Officer

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